555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
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September 30, 2015	Century City	Orange County
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Larry Spirgel	London	Singapore
Assistant Director	Los Angeles	Tokyo
AD Office 11 – Telecommunications	Madrid	Washington, D.C.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 2054

Re:	Beasley Broadcast Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 18, 2015

File No. 000-29253

Dear Mr. Spirgel:

On behalf of our client, Beasley Broadcast Group, Inc. (the “Company”), this letter sets forth the Company’s response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2015, with respect to the above-referenced Annual Report on Form 10-K. For your convenience, the Staff’s comment is set forth below followed by the Company’s response to the comment.

Definitive Proxy Statement

Incentive Compensation, page 10

1.	We note you have paid non-equity incentive plan compensation to your NEOs but have not explained why your NEOs earned such compensation. Please disclose any objective performance targets or other subjective factors that were taken into account in awarding non-equity incentive plan compensation. In this disclosure, please avoid general statements and discuss the specific reasons for awarding compensation to your NEOs. Refer to Item 402(o)(5) of Regulation S-K. In addition, please provide in your response letter a substantive discussion of these factors for the annual cash bonuses paid under your Performance Incentive Plan for 2014.

September 30, 2015

Response:

The Company acknowledges the requirements of Item 402(o)(5) of Regulation S-K and submits that in future filings, to the extent it pays non-equity incentive plan compensation to its named executive officers in future years, then to the extent necessary to an understanding of the information disclosed in the summary compensation table, it will disclose the material terms of the plan or program under which such compensation is paid. The following sets forth a substantive discussion of the factors considered by the Company’s Compensation Committee in determining payouts under our annual bonus plan and the reasons for payment of the awards to the Company’s named executive officers for 2014:

***

Annual cash bonus awards are determined at the discretion of the Compensation Committee based upon our company’s financial performance and an evaluation of a variety of subjective performance factors. Subjective performance factors that are considered include station ratings, acquisition and divestiture activity, the company’s ability to manage extraordinary events and market conditions and the company’s overall performance relative to other similarly situated radio companies. Awards can be earned in a range of up to a maximum of approximately 40%-50% of base salary for our Chief Operating Officer and Chief Financial Officer and up to approximately 75% of base salary for our Chief Executive Officer.

In past years, our Compensation Committee has considered our performance in aggregate station operating income goals as one of many factors in evaluating the annual cash flow bonus. However, for 2014, the Compensation Committee did not rely on our station operating income goals due to the extraordinary transaction that we closed during 2014 and its impact on our operating results. Rather, bonuses for 2014 were awarded based on the overall efforts of our executive team for the year and in particular their extraordinary efforts in connection with our exchange of assets to and from CBS Radio, which closed on December 1, 2014 and which represented a key transaction in shaping the strategic focus of our company going forward.

***

The Company presently intends to include disclosure comparable to the presentation above in its executive compensation disclosure for 2015, as adjusted to reflect applicable changes in the relevant performance factors, company performance and award determinations.

In connection with the Company’s response to this comment the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 30, 2015

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (202) 637-2332.

Very truly yours,

/s/ Brian D. Miller

Brian D. Miller of LATHAM & WATKINS LLP

cc:	George G. Beasley, Chairman of the Board and Chief Executive Officer

Beasley Broadcast Group, Inc.

Caroline Beasley, Chief Financial Officer

Beasley Broadcast Group, Inc.